

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

<u>Via E-mail</u>
Glenn Spina
Chief Executive Officer
Emerging Vision, Inc.
520 Eighth Avenue, 23rd Floor
New York, NY 10018

> **Re: Emerging Vision, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-14128**

Dear Mr. Spina:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief